SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated August 6, 2004.  GRUPO TMM, S.A. ANNOUNCES SUCCESSFUL COMPLETION OF EXCHANGE OFFER AND CONSENT SOLICITATION.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM, S.A. ANNOUNCES SUCCESSFUL COMPLETION
OF EXCHANGE OFFER AND CONSENT SOLICITATION

Mexico City, August 6, 2004 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) (”Grupo TMM” or the ”Company”) announced today that the exchange offer and consent solicitation for its 9 ½% Notes due 2003 (the ”2003 notes”) and its 10 ¼% Senior Notes due 2006 (the ”2006 notes”) expired at midnight, New York City time, on August 5, 2004 (the ”expiration date”). As of midnight on the expiration date, $170,618,000 aggregate principal amount of the 2003 notes and $197,121,000 aggregate principal amount of the 2006 notes had been properly tendered and not withdrawn. All of the conditions to the exchange offer, including receipt of tenders from holders of at least 95.3% of the aggregate principal amount of 2003 notes and 97.3% of aggregate principal amount of 2006 notes, were satisfied at the expiration date and the Company has accepted all of the tendered 2003 notes and 2006 notes for exchange. The Company expects to issue its new Senior Secured Notes due 2007 in exchange for the tendered 2003 notes and 2006 notes on Tuesday, August 10, 2004. As of the expiration date, the Company had also received sufficient consents from holders of 2006 notes to effect the proposed amendment to the indenture governing the 2006 notes which will remove substantially all of the restrictive covenants of such indenture. The Company will pay in cash the principal amount of, plus accrued unpaid interest on, all of the 2003 notes that were not tendered in the exchange offer and the accrued unpaid interest on the 2006 that were not tendered in the exchange offer.

Javier Segovia, president of TMM commented, ”Today’s economic climate has made the restructuring of TMM challenging, but the successful completion of the bond exchange at the levels we were able to achieve allowed us to avoid bankruptcy proceedings and will give TMM the financial flexibility needed to move forward with a new strategy for increasing value and providing healthy returns to our investors. This is truly a milestone for TMM, and we would like to thank our advisors, the bondholders’ committee and their advisors, and most importantly, all of our clients and employees for their continued support.”

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40% of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico’s Bolsa Mexicana de Valores under the symbol TMM A.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.